Report of Independent Registered Public Accounting Firm

The Board of Trustees of
The Dreyfus/Laurel Tax-Free Municipal Funds:
We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that The Dreyfus/Laurel Tax-Free Municipal Funds (comprised of Dreyfus BASIC New York Municipal Money Market Fund,
Dreyfus BASIC California Municipal Money Market Fund, and Dreyfus BASIC Massachusetts Municipal Money Market Fund) (collectively the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of March 31, 2007. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2007 and with respect to agreement of security purchases and sales, for the period from October 31, 2006 (the date of our last examination), through March 31, 2007:
1. 	Examination of Mellon Bank N.A.'s (the "Custodian") security position reconciliations for all securities held by sub custodians and in book entry form;
2. 	Confirmation of all securities hypothecated, pledged or placed in escrow with brokers;
3.	Inspection of documentation of other securities held in safekeeping by Custodian but not included in 1) and 2) above;
4. 	Reconciliation between the Funds' accounting records and the custodian's records as of March 31, 2007 and verified reconciling items;
5. Confirmation of pending purchases for the Funds as of March 31, 2007 with brokers, and where responses were not received, inspection of documentation corresponding to subsequent cash payments;
6.	Agreement of pending sale activity for the Funds as of March 31, 2007 to documentation of corresponding subsequent cash receipts;
7.	Agreement of Dreyfus Family of Funds' trade tickets for seven purchases and eight sales or maturities for the period October 31, 2006
(the date of our last examination) through March 31, 2007, to the books and records of the Funds noting that they had been accurately recorded and subsequently settled;
8. 	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian's records;
9.	We reviewed Mellon Global Securities Services Report on Controls
Placed in Operation and Tests of Operating Effectiveness ("SAS 70 Report")
for the period January 1, 2006 through December 31, 2006 and noted no negative findings were reported in the areas of Asset Custody and Control;
and
10.	We inquired of the Custodian who concurred that all control policies and procedures detailed in Section IV Control Objectives, Controls and Tests of Operating Effectiveness of the SAS 70 Reports, have remained in operation and functioned adequately from January 1, 2007 through March 31, 2007.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that The Dreyfus/Laurel Tax-Free Municipal Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2007, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of The Dreyfus/Laurel Tax-Free Municipal Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


KPMG LLP
June 29, 2007



June 29, 2007


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of The Dreyfus/Laurel Tax-Free Municipal Funds (comprised of
Dreyfus BASIC New York Municipal Money Market Fund, Dreyfus BASIC California Municipal Money Market Fund and Dreyfus BASIC Massachusetts Municipal Money Market Fund) (the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2007 and from October
31, 2006 through March 31, 2007.

Based on this evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2007 and from October 31, 2006 through March 31, 2007 with respect to securities reflected in the investment accounts of the Funds.

The Dreyfus/Laurel Tax-Free Municipal Funds


James Windels
Treasurer







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